Exhibit 99.18

PRESS RELEASE

UK: TotalEnergies Completes the Merger of its UK North Sea
Upstream Assets with NEO NEXT

Paris, March 30, 2026 – TotalEnergies announces the completion of the merger between NEO NEXT and TotalEnergies’ UK Upstream Oil & Gas business. The combined group is renamed NEO NEXT+ and TotalEnergies holds a 47.5% shareholding interest in it.

Further to this transaction, NEO NEXT+ becomes the largest independent Oil and Gas producer on the UK Continental Shelf with an expected 2026 production of over 250,000 barrels of oil equivalent per day.

“The completion of this merger and the creation of NEO NEXT+ marks an important step in TotalEnergies’ long-term commitment to the UK Oil and Gas sector. While contributing to the country’s energy supply, the size and asset portfolio of NEO NEXT+ will foster synergies and enhance the cash flow generation of the company”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “As the new largest shareholder of NEO NEXT+, we are pleased to bring our extensive UK North Sea operational experience to the new company.”

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About TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain.

The Company operated around 27% of the UK Continental Shelf’s gas production in 2025, with average daily equity production of 104,500 barrels of oil equivalent per day (boe/d).

TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the country includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 5 GW under development, in both offshore wind and solar projects. TotalEnergies also holds a 50% stake in a 1.3 GW combined cycle gas turbine (CCGT) operated in partnership with EPUKI.

TotalEnergies is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector, offers electric vehicle charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).